FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
April 28, 2004

Manulife Financial and John Hancock complete merger creating North
America’s second largest life insurance company

TORONTO – Manulife Financial Corporation and John Hancock Financial Services, Inc., including its Canadian subsidiary, The Maritime Life Assurance Company, today completed their merger after receiving all necessary regulatory approvals. John Hancock is now a subsidiary of Manulife Financial.

John Hancock stock will cease trading on the New York Stock Exchange at the close of markets today, April 28, 2004. The approximately 675,000 John Hancock common shareholders are entitled to receive 1.1853 Manulife common shares for each John Hancock common share. John Hancock shareholders overwhelmingly approved the combination on February 24, 2004, with more than 95 per cent of the votes cast favouring the adoption of the merger agreement.

Customers’ benefits, premiums, values or guarantees of current policies or contracts will not change as a result of the merger.

“We are pleased to welcome John Hancock and Maritime Life customers, distribution partners and employees, as well as former John Hancock shareholders, to the Manulife family,” said Dominic D’Alessandro, President and Chief Executive Officer. “The addition of these businesses and the resources they bring will help us realize our vision to be the most professional life insurance company in the world.”

A leading global insurance franchise

The completion of this merger – the largest cross-border transaction in Canadian history – makes Manulife the largest public company and largest life insurance company in Canada, the second largest life insurer in North America and the fifth largest in the world based on market capitalization as at April 27, 2004.

Dominic D’Alessandro is President and Chief Executive Officer of Manulife Financial Corporation, which has its global headquarters in Toronto, Canada. David D’Alessandro is Chief Operating Officer and future President of Manulife, and is heading up the integration process, reporting to Dominic D’Alessandro. He remains Chairman and Chief Executive Officer of John Hancock Financial Services, Inc., based in Boston. David D’Alessandro will become President of Manulife at the first anniversary of the merger, at which time Dominic D’Alessandro will remain CEO.

Maritime Life, headquartered in Halifax, Canada, is being integrated into Manulife’s Canadian division, which together with John Hancock forms Manulife’s North American division that reports to David D’Alessandro.

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“Together, we are a leading international insurance franchise that offers customers multiple access points to a wide variety of financial and protection products, shareholders greater growth and value, and our employees opportunities for career development in a global enterprise,” said David D’Alessandro. “During the integration process we will leverage the best of each company to drive organic growth of our existing businesses.”

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Pro forma funds under management by Manulife Financial and its subsidiaries were Cdn$355.9 billion (US$271.6 billion) as at March 31, 2004.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Fact Sheet available on www.manulife.com

For more information, please contact:

Media Inquiries: Donna Lindell Tel: (416) 926-5226 donna_lindell@manulife.com or Peter Fuchs Tel: (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Edwina Stoate Tel: 1-800-795-9767 or (416) 926-3490 investor_relations@manulife.com

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. Investors are directed to consider the risks and uncertainties in the Company’s business that may affect future performance and that are discussed in Manulife’s most recent Annual Report on Form 40-F and John Hancock’s most recent Annual Report on Form 10-K, in each case, filed with the U.S. Securities and Exchange Commission. Investors are cautioned not to place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any Forward-Looking statements.